Exhibit 12.1

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

($ in thousands)	Year Ended December 27, 2014	Year Ended December 28, 2013	Year Ended December 29, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Loss from continuing operations before income taxes (1)	$(13,336)	$(105,798)	$(50,951)	$(1,441)	$(20,722)
Add (deduct)
Distributions from equity investments	757	120	817	156	—
Loss (income) from equity method investees	(1,408)	(1,161)	(683)	894	656
Capitalized interest	—	(640)	(193)	—	(433)
Fixed Charges	88,570	58,419	59,438	49,218	27,262

Earnings, as defined	$74,583	$(49,060)	$8,428	$48,827	$6,763

Fixed Charges:
Interest on indebtedness and amortization of deferred financing costs	$86,742	$56,443	$58,079	$47,784	$25,430
Capitalized interest	—	640	193	—	433
Portion of rental expense under operating leases representative of the interest factor	1,828	1,336	1,166	1,434	1,399

Total fixed charges	$88,570	$58,419	$59,438	$49,218	$27,262

Ratio of earnings to fixed charges (2)(3)	0.8	N/A	0.1	1.0	0.2

(1)	Represents earnings from continuing operations before adjustments for noncontrolling interests in consolidated subsidiaries.
(2)	The ratio of earnings to fixed charges is determined by dividing earnings, as adjusted, by fixed charges. Fixed charges consist of interest on all indebtedness plus that portion of operating lease rentals representative of the interest factor (deemed to be 33% of operating lease rentals).
(3)	Earnings were insufficient to cover fixed charges by $107.5 million for the year ended 2013.